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                      [WILLKIE FARR & GALLAGHER LETTERHEAD]



June 11, 2001






The Indonesia Fund, Inc.
466 Lexington Avenue
16th Floor
New York, New York  10017-3147

Ladies and Gentlemen:

You have asked us for our opinion concerning certain federal income tax consequences to (a) Jakarta Growth Fund, Inc., a Maryland corporation (the "Acquired Fund"), (b) The Indonesia Fund, Inc., a Maryland corporation (the "Acquiring Fund"), and (c) holders (the "Acquired Fund Shareholders") of voting shares of common stock of the Acquired Fund (the "Acquired Fund Shares") when Acquired Fund Shareholders receive voting shares of common stock of the Acquiring Fund (the "Acquiring Fund Shares") in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund (the "Reorganization"), all pursuant to that certain Agreement and Plan of Reorganization, dated as of March 29, 2001 (the "Agreement"), between the Acquired Fund and the Acquiring Fund. This opinion is delivered pursuant to
Section 8.4(b) of the Agreement.

Pursuant to the Reorganization (a) the Acquiring Fund will acquire substantially all of the assets of the Acquired Fund and assume all of the liabilities of the Acquired Fund solely for Acquiring Fund Shares and cash in an amount equal to the aggregate net value of the fractional Acquiring Fund Shares otherwise distributable to the Acquired Fund Shareholders, (b) the Acquired Fund will liquidate after having distributed such full Acquiring Fund Shares and cash to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares, and
(c) the Acquired Fund will terminate its registration under the Investment Company Act of 1940, as amended (the "1940 Act").

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the



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June 11, 2001
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conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts which we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquired Fund and the Acquiring Fund set forth in Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the "Registration Statement") filed by the Acquiring Fund with the Securities and Exchange Commission and representations made in letters from the Acquired Fund and the Acquiring Fund addressed to us for our use in rendering this opinion (the "Tax Representation Letters"). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate. Capitalized terms used herein and not otherwise defined shall have the meaning given them in the Registration Statement.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for federal income tax purposes:

     (a) the Reorganization as provided in the Agreement will constitute a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) no gain or loss will be recognized by the Acquired Fund as a result of the Reorganization or upon the conversion of the Acquired Fund Shares to Acquiring Fund Shares;

     (c) no gain or loss will be recognized by the Acquiring Fund as a result of the Reorganization;

     (d) no gain or loss will be recognized by the Acquired Fund Shareholders upon the conversion of their Acquired Fund Shares into Acquiring Fund Shares except to the extent such shareholders are paid in cash in lieu of fractional Acquiring Fund Shares in the Reorganization;

     (e) the tax basis of the Acquired Fund assets in the hands of the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the consummation of the Reorganization;



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June 11, 2001
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     (f)  immediately after the Reorganization, the tax basis of the Acquiring
          Fund Shares received by each Acquired Fund Shareholder in the Reorganization (including that of fractional Acquiring Fund Shares deemed distributed by the Acquiring Fund) will be equal, in the aggregate, to the tax basis of the Acquired Fund Shares owned by such Acquiring Fund Shareholder immediately prior to the Reorganization;

     (g) an Acquired Fund Shareholder's holding period for Acquiring Fund Shares (including that of fractional Acquiring Fund Shares deemed distributed by the Acquiring Fund) will be determined by including the period for which he or she held the Acquired Fund Shares exchanged pursuant to the Reorganization, provided, that such Acquired Fund Shares were held as capital assets;

     (h) the Acquiring Fund's holding period with respect to the Acquired Fund assets transferred will include the period for which such assets were held by the Acquired Fund; and

     (i) the paym`ent of cash to an Acquired Fund Shareholder in lieu of fractional Acquiring Fund Shares will be treated as though the fractional Acquiring Fund Shares were distributed as part of the Reorganization and then redeemed by the Acquiring Fund with the result that the Acquired Fund Shareholder will have a capital gain or loss to the extent the cash distribution differs from such Acquired Fund Shareholder's basis allocable to the fractional Acquiring Fund Shares.

The opinion set forth in (i) above assumes that (a) the converted Acquired Fund Shares were held by the Acquired Fund Shareholder as capital assets immediately prior to the Reorganization, (b) the percentage of the outstanding Acquiring Fund Shares owned by the Acquired Fund Shareholder immediately after the cash distribution (including any Acquiring Fund Shares which are deemed to be owned at such time by such Acquired Fund Shareholder pursuant to Section 302(c)(1) of the Code) is less than the percentage that would have resulted if fractional Acquiring Fund Shares had actually been distributed to such Acquired Fund Shareholder in lieu of cash, and (c) the distribution of cash in lieu of fractional Acquiring Fund Shares is not pursuant to a formal or informal plan to proportionately reduce the holdings of all of the owners of Acquiring Fund Shares.

Our opinion is based upon the accuracy of the certifications, representations and warranties and the satisfaction of the covenants and obligations contained in the Agreement, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any such certifications, representations or warranties are not accurate or if any of such covenants or obligations are not satisfied in all material respects.



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June 11, 2001
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Very truly yours,

/s/ Willkie Farr & Gallagher